exhibit 99.1

PENN WEST ENERGY TRUST

NOTICE OF CHANGE OF CONTROL

and

OFFER TO PURCHASE

any and all outstanding

7.2% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

JANUARY 29, 2008

NOTICE OF CHANGE OF CONTROL AND OFFER TO PURCHASE
7.2% CONVERTIBLE UNSECURED SUBORDINATED
DEBENTURES OF PENN WEST ENERGY TRUST (THE “DEBENTURES”)

TO:	The Holders of Debentures (the “Holders” or “Debentureholders”)

AND TO:	Canadian Western Trust Company (the “Debenture Trustee”)

RE:	Debentures Issued Pursuant to the Trust Indenture dated May 2, 2006 among Vault Energy Trust (“Vault”), Vault Energy Inc. (“VEI”) and the Debenture Trustee (the “Original Indenture”)

In accordance with Section 2.4(h) of the Original Indenture, you are hereby notified that a Change of Control of Vault occurred on January 10, 2008 and, accordingly, Penn West Energy Trust (“Penn West”), hereby provides you with this Notice of Change of Control and Offer to Purchase (the “Offer”) all of the outstanding Debentures at a price equal to 101% of the principal amount thereof (with the result that for each $1,000 principal amount of Debentures validly tendered to the Offer, the Debentureholder will receive $1,010 in cash) (the “Offer Price”) plus accrued and unpaid interest on such Debentures up to, but excluding, the date of acquisition of the Debentures (the “Total Offer Price”).  Details in respect of the Change of Control and Offer are set forth below.

CHANGE OF CONTROL

On January 10, 2008, Vault, VEI, Penn West, Penn West Petroleum Ltd. (“PWPL”) and certain other parties completed a plan of arrangement (the “Arrangement”) pursuant to Section 193 of the Business Corporations Act (Alberta), whereby all of the issued and outstanding trust units of Vault (the “Vault Units”) and Series A exchangeable shares of VEI (the “Vault Exchangeable Shares”) were exchanged for trust units of Penn West (the “Penn West Units”), and all of the issued and outstanding warrants of Vault (the “Vault Warrants”) were acquired for cash consideration, resulting in the acquisition of Vault by Penn West.

The holders of Vault Units received 0.14 of a Penn West Unit for each Vault Unit held, holders of Vault Exchangeable Shares received 0.14 of a Penn West Unit for each Vault Unit in to which the Vault Exchangeable Shares held by such holders were exchangeable, and holders of Vault Warrants received cash consideration of $0.51 for each Vault Warrant held.

In accordance with the terms of the Arrangement, Penn West assumed all of the covenants and obligations of Vault under the Original Indenture and entered into a supplemental indenture (the “Supplemental Indenture”) such that the Debentures are valid and binding obligations of Penn West entitling the Holders as against Penn West, to all rights under the Original Indenture, as supplemented by the Supplemental Indenture.

THE OFFER

Pursuant to the Offer, holders of Debentures are entitled to receive cash in consideration for the Total Offer Price.  Holders who deposit their Debentures pursuant to the Offer will receive, as part of the Total Offer Price, an amount equal to the accrued and unpaid interest on the Debentures from November 30, 2007 up to but excluding the date of acquisition of the Debentures, which amount will be paid in cash.  Penn West has calculated that such amount will be $18.94 per $1,000 principal amount of Debentures.

Please give this Offer your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.  Copies of the Supplemental Indenture and the Original Indenture may be obtained upon request at no charge from Penn West Investor Relations at toll free: 1-888-770-2633.  Also, copies are available on SEDAR at www.sedar.com.

The Board of Directors of PWPL has not made any recommendations with respect to whether Holders should tender their Debentures under the Offer.  Each Holder must decide whether to tender their Debentures under the Offer. Debentureholders are urged to evaluate carefully all information regarding the Debentures at www.sedar.com and to consult their own investment, legal, tax and other professional advisors and to make their own decision whether to tender their Debentures.

Procedure for Accepting the Offer

This Offer is open for acceptance until noon (Calgary time) (the “Expiry Time”) on Wednesday, March 5, 2008 (the “Expiry Date”).

As the Debentures are issued in “book-entry only” form and are represented by a single global Debenture registered in the name of CDS & Co., the nominee of CDS Clearing and Depository Services Inc. (“CDS”), any and all transfers of the Debentures will be made only through the depository service of CDS or through a participant in the depository service of CDS.

Debentureholders who decide to accept the Offer can only do so by tendering their Debentures by following the procedures for book-based transfer of CDS. The Debenture Trustee has established an account at CDS for the purpose of the Offer. Any participant in CDS may cause CDS to make a book-based transfer of Debentures into the Debenture Trustee’s account in accordance with CDS procedures for such transfer. In order to properly and validly tender Debentures to the Offer, a confirmation of the book-based transfer of such Debentures through CDS’s on-line tendering system into the Debenture Trustee’s account at CDS, must be received by the Debenture Trustee c/o Valiant Trust Company at its office in Calgary, Alberta prior to the Expiry Time (the “Tender Break-down Report”), and such Tender Break-down Report must include a record of such transfer of the Debentureholder’s tendered Debentures. Only the tender of Debentures through the CDS book-based transfer system will constitute a valid tender under the Offer. To tender Debentures under the Offer, participants in CDS must contact CDS with respect to the tender of their Debentures under the Offer. CDS will be issuing further instructions directly to participants as to the method of tendering such Debentures under the Offer, and will provide information on who to contact at CDS with respect to tendering such Debentures.

No fee or commission will be payable to Penn West or the Debenture Trustee by any Holders that tender their Debentures to the Offer. However Holders are cautioned to consult their own brokers or other intermediaries to determine whether any fees or commissions are payable to their own brokers or other intermediaries in connection with the tender of their Debentures pursuant to the Offer.

Payment for Deposited Debentures

Penn West shall, on or before 11:00 am (Calgary time) on the Business Day immediately prior to the Expiry Time, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Debentures to be purchased by Penn West on the expiry of the Offer, provided that Penn West may elect to satisfy this requirement by providing the Debenture Trustee through electronic transfer of funds (provided that the Debenture Trustee must have received confirmation of receipt of such funds on or before such time) or, where permitted by the Debenture Trustee, with a certified cheque or bank draft for such amount.  Every such deposit shall be irrevocable.  From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the Holders of such Debentures the Total Offer Price to which they are entitled.

Partial Tenders

A Holder desiring to tender to the Offer with respect to only a portion of the aggregate principal amount of such Holder’s Debentures may do so, provided that the principal amount of Debentures which is deposited to the Offer is in a denomination of $1,000 or an integral multiple thereof, by depositing a Debenture in the manner described above and indicating the portion of the principal amount thereof that the Holder wishes to deposit to the Offer.  With respect to partial deposits, Penn West shall, promptly following the completion of the Offer, issue a new Debenture (via electronic book-entry delivery to CDS) to such Holder to evidence the remaining principal amount of the deposited Debenture retained by the Holder.

Deemed Agreement

The proper tender of Debentures pursuant to the procedures described above will constitute a binding agreement between the tendering Holder and Penn West, effective as of the Expiry Time, upon the terms of the Offer.  The tendering Holder will be bound by a representation and warranty that such Holder has full power and authority to deposit, sell, assign and transfer Debentures tendered pursuant to the Offer and that if such Debentures are purchased by Penn West, Penn West will acquire good title thereto free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

Deemed Maturity

Debentures which have been tendered to the Offer shall become due and payable at the Total Offer Price on the Expiry Date, in the same manner and with the same effect as if it were the Maturity Date, anything therein or herein to the contrary notwithstanding, and from and after such Expiry Date, if the money necessary to purchase the Debentures shall have been deposited by Penn West as provided in this Offer, interest on the Debentures shall cease.  If any question shall arise as to whether such deposit is made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

Cancellation of Debentures

Subject to the provisions above related to partial tenders of Debentures, all Debentures purchased by Penn West pursuant to the Offer shall forthwith be cancelled by the Debenture Trustee and no Debentures shall be issued in substitution therefor.

Extension of the Offer

Penn West expressly reserves the right, in its sole discretion, at any time while the Offer is open for acceptance, to extend the Expiry Date by giving written or oral notice (to be confirmed in writing) of such extension to the Debenture Trustee c/o Valiant Trust Company at its principal office in Calgary, Alberta, and by causing the Debenture Trustee to provide, where required by law, as soon as practicable thereafter, a copy of such notice to all Holders.  Promptly after giving notice of an extension to the Debenture Trustee, Penn West will make a public announcement of the extension and provide or cause to be provided notice of such extension to the Toronto Stock Exchange and the Canadian securities regulatory authorities.  Where a notice of extension is given to the Debenture Trustee on or about the then current Expiry Date, Penn West will publicly announce such extension by 9:00 a.m. (Calgary time) on the day immediately following the prior Expiry Date.  Any notice of extension will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Debenture Trustee c/o Valiant Trust Company at its principal office in Calgary, Alberta.

90% Redemption Right

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of this Offer have been tendered for purchase pursuant to the Offer at the Expiry Time, Penn West has the right and obligation upon written notice provided to the Debenture Trustee within ten days following the expiration of the Offer, to redeem and shall redeem all of the Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the “90% Redemption Right”).

Upon receipt of notice that Penn West has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Debentures, the Debenture Trustee shall promptly provide written notice, in the form provided by Penn West, to each Debentureholder that did not previously accept the Offer that:

(i)                                     Penn West has exercised the 90% Redemption Right and is purchasing all outstanding Debentures effective on the  Expiry Date at the Total Offer Price, and shall include a calculation of the amount payable to such Holder as  payment of the Total Offer Price;

(ii)                                  each such Holder must transfer their Debentures to the Debenture Trustee on the same terms as those Holders that  accepted the Offer and must send their Debentures, duly endorsed for transfer, to the Debenture Trustee within 10  days after the sending of such notice; and

(iii)                               the rights of such Holder under the terms of the Debentures and the Original Indenture and the Supplemental  Indenture cease to be effective as of the Expiry Date provided Penn West has, on or before the time of notifying the  Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the  Debenture Trustee and thereafter the Debentures shall not be considered to be outstanding and the Holder shall not  have any right except to receive such Holder’s Total Offer Price upon surrender and delivery of such Holder’s  Debentures in accordance with the Original Indenture, as supplemented by the Supplemental Indenture.

Holders Who Do Not Tender Their Debentures

Subject to the 90% Redemption Right, Debentures held by Holders who do not accept the Offer will remain outstanding and will continue to accrue interest on their existing terms until the Maturity Date, or until earlier redeemed in accordance with their terms. All other rights and obligations of Penn West and Holders pursuant to the Original Indenture and the Supplemental Indenture (including rights of redemption and rights of conversion at a conversion price of $75.00 per Penn West Unit and entitling the Holder to receive 13.3333 Penn West Units per $1,000 principal amount of Debenture) will continue to remain in effect and unchanged.

Tax Considerations

Holders of Debentures should carefully consider the income tax consequences of accepting the Offer and consult their tax advisors in that regard.

Other Terms of the Offer

In case the Holder of any Debenture to be purchased or redeemed in accordance with the Offer shall fail on or before the Expiry Date to surrender such Holder’s Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such Holder’s Debenture.  In the event that any money required to be deposited under the Offer with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures shall remain so deposited for a period of six years from the Expiry Date, then such monies, together with any accumulated interested thereon, if any, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to Penn West and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them.

ADDITIONAL DETAILS REGARDING THE ARRANGEMENT

The Arrangement is described in greater detail in the Information Circular and Proxy Statement of Vault dated October 25, 2007 and the addendum thereto dated November 30, 2007, both of which are available on SEDAR at www.sedar.com under the Vault profile.  Applications have been made to applicable securities regulatory authorities to have Vault deemed to have ceased to be a reporting issuer under securities laws.

ADDITIONAL DETAILS REGARDING PENN WEST

The continuous disclosure record of Penn West is available on SEDAR at www.sedar.com under the Penn West profile.

ADDITIONAL DETAILS REGARDING THE OFFER AND PROCEDURE FOR ACCEPTING THE OFFER

For further information in respect of the Offer and the procedure for accepting the Offer, please contact the depositary for the Offer, Valiant Trust Company at:

Valiant Trust Company

310, 606 – 4th Street S.W.

Calgary, Alberta  T2P 1T1

Attention:	Corporate Actions
Facsimile:	(403) 233-2857
Toll Free:	(866) 313-1872

Capitalized terms used in this Offer and not otherwise defined herein shall have the meanings ascribed thereto as set forth in the Supplemental Indenture or the Original Indenture, as applicable.  All dollar amounts set forth in this Offer are expressed in Canadian dollars and “$” shall mean Canadian dollars.

The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.  Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Debentures and accompanying documents deposited pursuant to the Offer will be determined by Penn West in its sole discretion.  Depositing Debentureholders agree that such determination shall be final and binding.  Penn West reserves the absolute right to reject any and all deposits which Penn West determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction.  Penn West reserves the absolute right to waive any defect or irregularity in any deposit of any Debentures and accompanying documents.  There shall be no duty or obligation on Penn West or the depositary or any other person to give notice of any defect or irregularity in any deposit, and no liability shall be incurred by any of them for failure to give any such notice.  Penn West’s interpretation of the terms and conditions of the Offer shall be final and binding.  Penn West reserves the right to permit the Offer to be accepted in a manner other than that set out above.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF PENN WEST AS TO WHETHER A HOLDER SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING DEBENTURES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS NOTICE AND OFFER TO PURCHASE. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PENN WEST.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Holders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Dated at Calgary, Alberta this 29th day of January, 2008.

PENN WEST ENERGY TRUST, by its administrator, PENN WEST PETROLEUM LTD.

By:	(signed) “Brian D. Evans”
Brian D. Evans Senior Vice-President, General Counsel and Corporate Secretary